Exhibit 12

EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year ended December 31,
	2007	2008	2009	2010	2011
Earnings:
Income before taxes, noncontrolling interests and equity in earnings of equity investees	$(7,148)	$(5,645)	$1,481	$(7,710)	$(12,413)
Interest expense, net of amortization of premium/discount	26,957	25,229	24,585	22,179	18,318
Amortization of deferred financing fees	1,036	992	1,047	1,276	1,246
Distributed income of equity investees	364	277	393	388	549
Total earnings	$21,209	$20,853	$27,506	$16,133	$7,700
Fixed Charges(2):
Interest expense, net of amortization of premium/discount	$26,957	$25,229	$24,585	$22,179	$18,318
Capitalized interest	58	453	554	13	911
Amortization of deferred fees	1,036	992	1,047	1,276	1,246
Total fixed charges	$28,051	$26,674	$26,186	$23,468	$20,475
Consolidated ratio of earnings to fixed charges(1)	—	—	1.1	—	—
(1)	For the years ended December 31, 2007, 2008, 2010 and 2011, fixed charges exceeded earnings by $6,842, $5,821, $7,335, and $12,775, respectively.
(2)	As of December 31, 2011 and 2010, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.